As filed with the Securities and Exchange Commission on January 8, 2004

Commission File No.: 1-12380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

Amendment No. 6

(to Form 10 filed with the Securities and Exchange Commission on September 24, 1993 and amended on November 4, 1993,

November 19, 1993, November 30, 1993, December 22, 1993 and May 30, 2002)

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

AVIALL, INC.

(Exact name of registrant as specified in its charter)

Delaware	65-0433083
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2750 Regent Boulevard
DFW Airport, Texas	75261-9048
(Address of principal executive offices)	(Zip Code)

(972) 586-1000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

This Amendment No. 6 to the Registration Statement on Form 10 amends the Registration Statement on Form 10 (Commission File No. 1-12380) filed by Aviall, Inc. (the “Company”) with the Securities and Exchange Commission on September 24, 1993, as amended on November 4, 1993, November 19, 1993, November 30, 1993, December 22, 1993 and May 30, 2002 (collectively, the “Form 10”).

Item 11.	Description of Registrant’s Securities to be Registered.

The Company hereby amends and restates in its entirety the section of the Form 10 entitled “Description of Capital Stock” as follows:

“DESCRIPTION OF CAPITAL STOCK

As of January 1, 2004, Aviall’s authorized capital stock consisted of 80,000,000 shares of common stock, par value $0.01 per share (the “Aviall Common Stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Aviall Preferred Stock”). As of December 31, 2003, there were 31,942,220 shares of Aviall Common Stock and no shares of Aviall Preferred Stock issued and outstanding. As of December 31, 2003, there were approximately 9,642 holders of record of the outstanding shares of Aviall Common Stock.

As of January 1, 2004, Aviall had no series of Preferred Stock designated.

The following summary of material provisions of the Aviall Common Stock is not complete and is qualified in its entirety by reference to (i) Aviall’s Restated Certificate of Incorporation (the “Certificate of Incorporation”), filed as Exhibit 3.1 to Aviall’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference and (ii) Aviall’s Amended and Restated By-Laws (the “By-Laws”), filed as Exhibit 3.1 to Aviall’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference.

Aviall Common Stock

The holders of Aviall Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including elections of directors, and, except as otherwise required by applicable law and subject to any rights of holders of Aviall Preferred Stock, the holders of Aviall Common Stock exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of holders of Aviall Preferred Stock, the holders of Aviall Common Stock are entitled to receive dividends out of assets legally available at times and in amounts as the Board of Directors of Aviall (the “Aviall Board”) may determine. Upon any voluntary or involuntary liquidation, dissolution or winding-up of Aviall, the holders of Aviall Common Stock are entitled to share ratably in all assets remaining, if any, after payment to Aviall’s creditors and subject to any preferential rights of holders of Aviall Preferred Stock. The Aviall Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Aviall Common Stock. All outstanding shares of Aviall Common Stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of Aviall Common Stock are subject to, and may be adversely affected by, the rights of holders any series of Aviall Preferred Stock issued or designated by the Aviall Board in the future. The Aviall Common Stock is listed on the New York Stock Exchange under the symbol “AVL.” EquiServe Trust Company, N.A. is the transfer agent and registrar for the Aviall Common Stock.

Aviall Preferred Stock

The Certificate of Incorporation authorizes the Aviall Board to establish one or more series of Aviall Preferred Stock and to determine, with respect to any series of Aviall Preferred Stock, the terms and rights of such series, including (i) the designation of such series; (ii) the number of shares of such series, which number the Aviall Board may thereafter (except where otherwise provided in a certificate of designations relating to such series) increase or decrease (but not below the number of shares thereof then outstanding); (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of such series; (iv) the date or dates on which dividends, if any, will be payable; (v) the redemption rights and price or prices, if any, of shares of such series; (vi) the terms and amounts of any sinking fund providing for the purchase or redemption of shares of such series; (vii) the amounts payable on shares of such series upon any voluntary or involuntary liquidation, dissolution or winding-up of Aviall; (viii) whether shares of such series will be convertible into shares of any other class or series of Aviall’s capital stock or any other security of Aviall or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; (ix) restrictions on the issuance of additional shares of such series or of any other class or series of Aviall’s capital stock; and (x) the voting rights, if any, of the holders of such series.

The ability of the Aviall Board to issue one or more series of Aviall Preferred Stock may provide Aviall with flexibility in structuring potential financings and acquisitions and in meeting other corporate needs which might arise in the future. The Aviall Board may issue one or more series of Aviall Preferred Stock from time to time without further action by the holders of Aviall Common Stock, unless such action is required by applicable law, the Certificate of Incorporation or the rules of any stock exchange or automated quotation system on which Aviall’s securities may be listed or traded.

The terms and provisions of any series of Aviall Preferred Stock could have the effect of discouraging a third party from attempting to acquire Aviall through a merger, tender offer or other transaction that the holders of Aviall Common Stock might believe to be in their best interests or in which the holders of Aviall Common Stock might receive a premium over the then-current market price of their shares of Aviall Common Stock.

Certain Antitakeover Effects of Certain Provisions of the Certificate of Incorporation, the By-Laws and the Delaware Law

The Certificate of Incorporation, the By-Laws and the Delaware General Corporation Law, as amended (the “Delaware Law”) contain certain provisions that could make the acquisition of Aviall by means of a tender offer, a proxy contest or otherwise more difficult. The discussion set forth below is intended only as a summary and is qualified in its entirety by reference to the Certificate of Incorporation, the By-Laws and the Delaware Law.

Classified Board of Directors

The Certificate of Incorporation and the By-Laws provide that Aviall’s directors, other than those who may be elected by the holders of Aviall Preferred Stock, will be divided into three classes, with the classes to be as nearly equal in number as possible. These classification provisions have the effect of making it more difficult for stockholders of Aviall to change the composition of the Aviall Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Aviall Board. Such a delay may help ensure that Aviall’s directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposed transaction, as well as any available alternatives to the proposed transaction, and to act in what they believe to be the best interests of the stockholders of Aviall. The classification provisions will apply to every election of directors, regardless of whether a change in the composition of the Aviall Board would be beneficial to Aviall and its stockholders and whether or not a majority of the stockholders of Aviall believe that such a change would be desirable.

The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of Aviall, even though such an attempt might be beneficial to Aviall and its stockholders. Accordingly, the classification provisions could increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of Aviall’s capital stock by purchasers whose objective is to take control of Aviall and remove a majority of the Aviall Board, the classification provisions may reduce the likelihood of fluctuations in the market price of the Aviall Common Stock that might result from such accumulations. Accordingly, the holders of Aviall Common Stock could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be obtainable.

Number of Directors; Removal; Filling Vacancies

The Certificate of Incorporation provides that, subject to any rights of holders of Aviall Preferred Stock to elect additional directors under specified circumstances, the number of directors of Aviall will be fixed in the manner set forth in the By-Laws. The By-Laws provide that, subject to any rights of holders of Aviall Preferred Stock to elect additional directors under specified circumstances, the number of directors of Aviall will be fixed from time to time exclusively pursuant to a resolution adopted by the directors who constitute a majority of the total number of directors that Aviall would have if there were no vacancies on the Aviall Board (the “Whole Board”), but must not consist of more than nineteen or less than three directors. In addition, the By-Laws provide that, subject to any rights of holders of Aviall Preferred Stock and unless the Aviall Board otherwise determines, any vacancies on the Aviall Board will be filled only by the affirmative vote of a majority of the remaining directors. Accordingly, absent an amendment to the By-Laws, the Aviall Board could prevent any stockholder from enlarging the Aviall Board and filling the new directorships created thereby with such stockholder’s own nominees. The By-Laws provide that, subject to any rights of holders of Aviall Preferred Stock to elect additional directors under certain circumstances, the majority of persons elected to the Aviall Board shall consist of independent directors who are not otherwise affiliated with Aviall.

Under the Delaware Law, unless otherwise provided in a corporation’s certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The Certificate of Incorporation and the By-Laws provide that, subject to any rights of holders of Aviall Preferred Stock to elect additional directors under certain circumstances, Aviall’s directors may only be removed for cause and only upon the affirmative vote of holders of at least 75.0% of the voting power of all the then-outstanding shares of Aviall’s capital stock entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class.

No Stockholder Action by Written Consent; Special Meetings

Subject to any rights of holders of Aviall Preferred Stock to elect additional directors under specified circumstances, the Certificate of Incorporation and the By-Laws provide that stockholder action can be taken only at an annual meeting or special meeting of stockholders and prohibit stockholder action from being taken by written consent in lieu of a meeting. The By-Laws further provide that, subject to any rights of holders of Aviall Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders may be called only by the Aviall Board pursuant to a resolution adopted by a majority of the Whole Board. Stockholders may not call a special meeting of stockholders or force the Aviall Board to call such a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the special meeting pursuant to the notice of the special meeting given by Aviall.

The provisions of the Certificate of Incorporation and the By-Laws which prohibit stockholder action by written consent would prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take stockholder action. In addition, these provisions may have the effect of delaying the consideration of a stockholder proposal until the next annual meeting of stockholders unless a special meeting of stockholders is called by a majority of the Whole Board to consider such proposal. Moreover, since a special meeting of stockholders may only be called by a majority of the Whole Board, a stockholder could not force the consideration of a stockholder proposal at a special meeting of stockholders prior to the time a majority of the Whole Board believes consideration of such proposal to be appropriate.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

The By-Laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or bring other business before an annual meeting of stockholders (the “Stockholder Notice Procedure”).

The Stockholder Notice Procedure provides that only those persons who are nominated by or at the direction of the Aviall Board, or by a stockholder who has given timely written notice of such nomination to the Secretary of Aviall, will be eligible for election as directors of Aviall. The Stockholder Notice Procedure also provides that only such business as has been brought before an annual meeting of stockholders by or at the direction of the Aviall

Board, or by a stockholder who has given timely written notice to the Secretary of Aviall of such stockholder’s intention to bring such business before such meeting, may be considered at the annual meeting of stockholders. The Stockholder Notice Procedure further provides that notice of stockholder nominations will be considered timely only if such notice is received by the Secretary of Aviall not less than 70 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting. If the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice will be considered timely only is such notice is received by the Secretary of Aviall not more than the 90th day prior to such meeting and not less than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made. Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Aviall Board at least 80 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of Aviall not later than the 10th day after such public announcement is first made. The Stockholder Notice Procedure provides that notice of stockholder nominations to be made at a special meeting at which directors are to be elected will be considered timely only if such notice is received by the Secretary of Aviall not more than the 90th day prior to such meeting and not less than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made.

The Stockholder Notice Procedure also provides that a stockholder notice that proposes to nominate a person for election as a director must contain certain information, including, without limitation, the name and address of the nominating stockholder, the class and number of shares of Aviall’s capital stock which are owned beneficially and of record by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. The Stockholder Notice Procedure further provides that a stockholder notice that relates to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholders, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, any material interest of such stockholder in the business so proposed, the name and address of such stockholder and the class and number of shares of Aviall’s capital stock owned beneficially and of record by such stockholder. Except as otherwise provided by law, the Certificate of Incorporation or the By-Laws, the chairman of the meeting has the power and duty to determine whether a nomination or any business proposed to be brought before a meeting was made in accordance with the provisions set forth in the By-Laws. If the chairman of the meeting determines that a person was not properly nominated, or other business was not properly brought before the meeting, the chairman of the meeting may declare that such defective nomination or proposal be disregarded.

By requiring advance notice of stockholder nominations, the Stockholder Notice Procedure will provide the Aviall Board with an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Aviall Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure will provide a more orderly procedure for conducting annual meetings of stockholders. In addition, the Stockholder Notice Procedure will, to the extent deemed necessary or desirable by the Aviall Board, provide the Aviall Board with an opportunity to inform stockholders prior to such meetings of any business proposed to be conducted at such meetings, including any recommendations as to the positions of the Aviall Board regarding action to be taken with respect to such business, so that the stockholders of Aviall can make a more informed decision with respect to attending the meeting or granting a proxy regarding the disposition of any such business.

Although the Stockholder Notice Procedure does not give the Aviall Board power to approve or disapprove stockholder nominations for an election of directors or stockholder proposals for action, it may have the effect of precluding a contest of an election of directors or the consideration of stockholder proposals if the proper procedures are not followed. In addition, the Stockholder Notice Procedure could have the effect of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposals, without regard to whether the consideration of such nominees or proposals might be harmful or beneficial to Aviall and its stockholders.

Fair Price Provision

Article IX of the Certificate of Incorporation (“Article IX”) places certain limitations on the ability of Aviall to effect a Business Combination (as defined below) with an Interested Shareholder (as defined below).

Definitions. Article IX confers upon a majority of the Whole Board, or, if a majority of the Whole Board does not consist of Continuing Directors (as defined below), a majority of the then Continuing Directors, the power and duty to determine, on the basis of information known after reasonable inquiry, the applicability of certain defined terms used in Article IX as well as all other facts necessary to determine compliance with Article IX. A summary of certain definitions contained in Article IX is set forth below.

An “Interested Shareholder” is any person (other than Aviall or its subsidiaries) who or which is (a) the “beneficial owner” (as defined below), directly or indirectly, of 10.0% or more of the voting power of the outstanding Voting Stock, (b) an “Affiliate” or “Associate” (each, as defined in Article IX) of Aviall and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then-outstanding Voting Stock or (c) an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question Beneficially Owned (as defined below) by a person described in clause (a) or (b) above (other than shares acquired through a public offering).

A person is the “beneficial owner” of, or “Beneficially Owns,” any shares of Voting Stock (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (b) which such person or any of its Affiliates has the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, (c) which such person or any of its Affiliates has the right to vote pursuant to any agreement, arrangement or understanding or (d) which are beneficially owned, directly or indirectly, by any member of any group of such persons having any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

A “Business Combination” includes the following transactions: (a) a merger or consolidation of Aviall or any of its subsidiaries with an Interested Shareholder or any corporation (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate of an Interested Shareholder; (b) the sale or other disposition (in one transaction or a series of transactions) by Aviall or any of its subsidiaries of assets having an aggregate “Fair Market Value” (as defined in Article IX) of $10.0 million or more if an Interested Shareholder or any of its Affiliates is a party to the transaction; (c) the issuance or transfer (in one transaction or a series of transactions) of any securities of Aviall or any of its subsidiaries to an Interested Shareholder or any of its Affiliates in exchange for cash or property (including stock or other securities) having an aggregate Fair Market Value of $10.0 million or more; (d) the adoption of any plan or proposal for the liquidation or dissolution of Aviall proposed by or on behalf of an Interested Shareholder or any of its Affiliates; or (e) any reclassification of Aviall’s securities, recapitalization of Aviall, merger or consolidation of Aviall with any of its subsidiaries or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Aviall or any of its subsidiaries which is Beneficially Owned by an Interested Shareholder or any of its Affiliates.

A “Continuing Director” is (a) any director of Aviall who is not affiliated with the Interested Shareholder in question and who was a director of Aviall prior to the time such Interested Shareholder became an Interested Shareholder or (b) any director of Aviall who is appointed to fill any vacancy on the Aviall Board or is elected subsequent to the time the Interested Shareholder became an Interested Shareholder, and who, in either event, is not affiliated with such Interested Shareholder and in connection with his or her initial assumption of office was recommended by a majority of the Continuing Directors then on the Aviall Board.

Shareholder Vote Required for Certain Business Combinations. Article IX requires the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock as a condition to effecting a Business Combination, except in cases in which one of the two alternatives described under “Exceptions to Higher

Vote Requirement” below is applicable and satisfied. In the event that either of such alternatives is applicable and satisfied with respect to a particular Business Combination, the affirmative vote otherwise required, if any, by the Delaware Law, the other provisions of the Certificate of Incorporation and by the terms of any outstanding series of Aviall Preferred Stock would apply. Moreover, the terms of any outstanding series of Aviall Preferred Stock may require approval of a particular Business Combination by the holders of shares of such series, and such approval may be required in addition to, and would not be affected by, Article IX. Depending upon the circumstances, it may be necessary to obtain the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock to effect a Business Combination in cases in which either a lesser vote or no vote would be required under the Delaware Law.

Even if a Business Combination proposed by an Interested Shareholder would receive the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock, certain provisions of the Delaware Law may nevertheless require that such Business Combination, depending upon its nature, be approved by the Aviall Board prior to its submission to a stockholder vote (such would be the case, for instance, with respect to a merger or consolidation involving Aviall). In that case, the Interested Shareholder could not effect such Business Combination, regardless of its ability to obtain the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock, without the prior approval of the Aviall Board. Further, even if the Interested Shareholder was able to obtain the requisite number of votes to repeal the provisions of Article IX, the Certificate of Incorporation would prohibit the Interested Shareholder from forcing the Aviall Board to call a special meeting of stockholders to vote upon such repeal or from effecting such repeal through the written consent procedure. Furthermore, the provisions of the Certificate of Incorporation relating to the classification of the Aviall Board may prevent an Interested Shareholder from gaining control of the Aviall Board for the purposes of effecting a Business Combination until at least two annual meetings of stockholders have been held. In addition, Section 203 of the Delaware Law (“Section 203”) might also operate to prevent an Interested Shareholder from effecting a Business Combination.

Exceptions to Higher Vote Requirement. In the case of a Business Combination that involves the receipt of cash or other consideration by stockholders of Aviall solely in their capacity as stockholders, the requirement that the Business Combination receive the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock would not apply if either (a) the Business Combination was approved by a majority of the Continuing Directors (in order for this condition to be satisfied there must be at least three Continuing Directors) or (b) the requirements described in paragraphs (1), (2) and (3) below were satisfied.

If the Business Combination does not involve the receipt of consideration by Stockholders of Aviall solely in their capacity as stockholders (e.g., because the Business Combination takes the form of a sale of assets or an original issuance of Aviall’s securities to an Interested Shareholder), then only approval by a majority of the Continuing Directors would avoid the requirement that the Business Combination receive the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock, even though a lesser vote or no vote might be required to effect the Business Combination, depending upon its nature, under the Delaware Law. If there were fewer than three Continuing Directors, such Business Combination would necessarily require the approval of the holders of at least 75.0% of the voting power of the outstanding Voting Stock.

Under the Delaware Law, a particular Business Combination may, depending upon its nature, only require the prior approval of the Aviall Board and/or no vote or a majority vote of the stockholders. Neither the approval of such Business Combination by a majority of the Continuing Directors nor the satisfaction of the requirements described in paragraphs (1), (2) and (3) below would supersede the other approval requirements of the Delaware Law (including, but not limited to, Section 203) or any class voting requirements with respect to any outstanding class or series of Aviall Preferred Stock. Rather, such approval by a majority of the Continuing Directors or satisfaction of the requirements described in paragraphs (1), (2) and (3) below would eliminate only the requirement that the Business Combination receive the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock.

In order to avoid the requirement that a Business Combination that involves the receipt of cash or other consideration by Stockholders of Aviall receive either the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock or the approval of a majority of the Continuing Directors, the following conditions must be met:

(1) Form of Consideration Requirement. The consideration to be received in the Business Combination by holders of shares of a particular class or series of Aviall’s capital stock must be in the form of either cash or the same type of consideration used by the Interested Shareholder and any of its Affiliates in acquiring the largest portion of their interest in such class or series of capital stock. If the Interested Shareholder and its Affiliates have not previously purchased any shares of such class or series of capital stock, the consideration to be received in the Business Combination by holders of shares of such class or series of capital stock must be in the form of cash.

(2) Minimum Price Requirements. The aggregate amount of (x) the cash and (y) the Fair Market Value, as of the date the Business Combination is consummated (the “Consummation Date”), of any consideration other than cash to be received by holders of Aviall Common Stock in the Business Combination must be at least equal to the greater of:

(i) the highest price paid per share by the Interested Shareholder and any of its Affiliates in acquiring any shares of Aviall Common Stock during the two years immediately prior to the date of the first public announcement of the proposed Business Combination (the “Announcement Date”) or in any transaction in which the Interested Shareholder became an Interested Shareholder (whichever is higher), plus interest compounded annually from the first date on which the Interested Shareholder became an Interested Shareholder (the “Determination Date”) through the Consummation Date at the publicly announced base rate of interest of Morgan Guaranty Trust Company of New York, New York, or such other major bank headquartered in New York, New York as may be selected from time to time by the Continuing Directors, less the aggregate amount of cash dividends, and the Fair Market Value of any dividends paid other than in cash, paid or declared on each share of Aviall Common Stock from the Determination Date through the Consummation Date up to but not exceeding the amount of interest so payable per share of Aviall Common Stock; and

(ii) the higher of the Fair Market Value per share of Aviall Common Stock on the Announcement Date or the Determination Date.

The higher of clause (i) or (ii) above must be paid in respect of all outstanding shares of Aviall Common Stock, whether or not the Interested Shareholder and any of its Affiliates has previously acquired any shares of Aviall Common Stock. If the Interested Shareholder and any of its Affiliates did not purchase any shares of Aviall Common Stock during the two-year period prior to the Announcement Date or in the transaction in which the Interested Shareholder became an Interested Shareholder (e.g., if the Interested Shareholder became an Interested Shareholder by purchasing shares of any then-outstanding class of voting Aviall Preferred Stock), the minimum price paid per share of Aviall Common Stock would be determined under clause (ii) above. The interest and dividend payments contemplated by clause (i) above must be computed from the Determination Date, whether or not the highest price paid per share by the Interested Shareholder and any of its Affiliates during the two-year period prior to the Announcement Date was higher than the price paid per share by the Interested Shareholder and any of its Affiliates on the Determination Date, and whether or not Determination Date occurred before or after the beginning of such two-year period. Thus, for instance, if the highest price per share paid by the Interested Shareholder and any of its Affiliates during such two-year period was higher than the price paid per share in the transaction on the Determination Date and the Determination Date occurred before the beginning of such two-year period, interest and dividends would nevertheless be required to be computed on the highest price from the Determination Date. Since clause (ii) above does not include an interest or dividend factor, no interest or dividends would be included in computing the per share amount required to be paid in the Business Combination if the price per share established by clause (ii) above exceeded the price per share established by clause (i) above.

In addition, the minimum price requirements would also apply to any class or series of Aviall Preferred Stock outstanding at the time a Business Combination is consummated unless such class or series had been excluded from the provisions of Article IX by the resolution of the Aviall Board establishing such class or series. Assuming a class or series of Aviall Preferred Stock has not been excluded from the provisions of Article IX, the payments to holders of shares of such class or series must be at least equal to the higher of (x) the highest price paid per share of Aviall Preferred Stock as determined in the same manner as described in clauses (i) and (ii) above with respect to the Aviall Common Stock and (y) the highest preferential amount per share, if any, to which the holders of such class or series of Aviall Preferred Stock would be entitled in the event of a voluntary or involuntary liquidation, dissolution or winding-up of Aviall. The minimum price requirements would have to be met with respect to each outstanding class or series of Aviall’s capital stock whether or not the Interested Shareholder was a beneficial owner of shares of that class or series prior to the Business Combination.

Under the minimum price requirements, the Fair Market Value of non-cash consideration to be received by holders of shares of any class of Aviall’s capital stock in a Business Combination is to be determined as of the Consummation Date. If the definitive terms of such non-cash consideration are established in advance of the Consummation Date, intervening adverse developments, either in the economy or the market generally or in the financial condition or business of the Interested Shareholder, could result in a decline in the originally anticipated Fair Market Value of such consideration so that on the date scheduled for its consummation, the Business Combination, which had theretofore been considered as not requiring the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock or the approval by a majority of the Continuing Directors (i.e., because it was expected to satisfy the minimum price requirements and it satisfied the form of consideration and procedural requirements), could not be consummated because it had not received such vote or approval (even if it had received any lesser vote required by the Delaware Law and any separate class vote required by the terms of any then-outstanding class or series of Aviall Preferred Stock) and did not meet the minimum price requirements on such date. However, an Interested Shareholder could avoid such a situation by establishing in advance terms for the Business Combination whereby the non-cash consideration would be finalized by reference to its Fair Market Value on the Consummation Date. Such an approach would help assure that the Interested Shareholder would bear the risk of a decline in the Fair Market Value of the offered consideration prior to the consummation of the Business Combination. Article IX uses the Consummation Date as the date on which the Fair Market Value of non-cash consideration to be paid in a Business Combination is to be determined in order to help assure that the Interested Shareholder, and not the holders of Aviall’s capital stock, would bear this risk.

In addition, since the minimum price requirements specify that interest compounded at the base rate and the dividends paid or declared per share be measured through the Consummation Date, in a particular case it might not be possible to determine with certainty whether the Business Combination, as of the date it was submitted for stockholder approval, would ultimately satisfy the minimum requirements on the Consummation Date. Accordingly, it might not be possible to determine with certainty whether the Business Combination would require the affirmative vote of the holders of 75.0% of the voting power of the outstanding Voting Stock or a lesser or no vote otherwise applicable under the Delaware Law and, until the Consummation Date, there might be uncertainty as to whether the Business Combination, if it in fact received less than the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock, could be consummated under Article IX. This uncertainty could deter an Interested Shareholder who did not own (and was not assured of obtaining the affirmative votes of) 75.0% of the voting power of the outstanding Voting Stock from going forward with a Business Combination that had not been approved by a majority of the Continuing Directors. However, the use of the Consummation Date as the determination date with respect to the minimum price requirements of Article IX could benefit the stockholders of Aviall by encouraging the Interested Shareholder to negotiate with the Continuing Directors (and to refrain from taking action which would result in there being fewer than three Continuing Directors) and to obtain their approval of the Business Combination, since such approval would avoid the minimum price requirements and the requirement that the Business Combination receive the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock.

(3) Procedural Requirements. In order to avoid the requirement that a Business Combination receive the affirmative vote of at least 75.0% of the voting power of the outstanding Voting Stock or the approval of a majority of the Continuing Directors, after an Interested Shareholder becomes and Interested Shareholder and prior to the Consummation Date, all of the following procedural requirements, as well as the form of consideration and minimum price requirements, must be satisfied.

The first procedural requirement provides that after the Determination Date, Aviall must not (i) fail to pay full quarterly dividends on any shares of then-outstanding Aviall Preferred Stock and (ii) reduce the rate of dividends paid on shares of Aviall Common Stock, unless such failure or reduction was approved by a majority of the Continuing Directors and there were at least three Continuing Directors at the time of such approval. This procedural requirement is designed to prevent an Interested Shareholder from attempting to depress the market price of Aviall’s capital stock prior to proposing a Business Combination by attempting to reduce dividends paid thereon, and thereby reducing the consideration required to be paid pursuant to the minimum price requirements set forth in Article IX.

The second procedural requirement provides that the Interested Shareholder and any of its Affiliates must not acquire, directly or indirectly, any additional shares of Voting Stock, except as part of the transaction pursuant to which the Interested Shareholder became an Interested Shareholder and other than any such acquisition pursuant to a stock split or similar transaction that does not increase the Interested Shareholder’s proportionate share of any class or series of Aviall’s capital stock. This procedural requirement is intended to prevent an Interested Shareholder from purchasing additional shares of Voting Stock at prices which are lower than those set by the minimum price requirements set forth in Article IX. Since the form of consideration, minimum price requirements and procedural requirements must all be satisfied in order for the Interested Shareholder to avoid the requirement that a Business Combination either receive either (a) the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock or (b) the approval of a majority of the Continuing Directors, an effect of this procedural requirement, where the Interested Shareholder and any of its Affiliates acquired additional shares of Voting Stock after the Interested Shareholder became an Interested Shareholder, is that the Interested Shareholder could only acquire all of the Voting Stock by means of a Business Combination that either received the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock or the approval of a majority of the Continuing Directors.

The third procedural requirement provides that the Interested Shareholder and any of its Affiliates must not receive at any time after the Interested Shareholder became an Interested Shareholder, whether in connection with the Business Combination or otherwise, the benefit, directly or indirectly (except proportionately, solely in such Interested Shareholder’s or Affiliate’s capacity as a stockholder of Aviall), of any other financial assistance or tax advantages provided by Aviall. This procedural requirement is intended to deter an Interested Shareholder from self-dealing or otherwise taking advantage of its position as a stockholder of Aviall by using Aviall’s resources to finance the Business Combination or otherwise for its own purposes in a manner not proportionately available to all stockholders of Aviall.

The fourth procedural requirement provides that a proxy or information statement disclosing the terms and conditions of the Business Combination and complying with the requirements of the proxy rules promulgated under the Exchange Act or any provisions replacing the Exchange Act must be mailed to all stockholders of Aviall at least 30 days prior to the consummation of the Business Combination, whether or not such proxy or information statement is required to be mailed pursuant to the Exchange Act or any provisions replacing the Exchange Act. This procedural requirement is intended to ensure that stockholders of Aviall will be fully informed of the terms and conditions of the Business Combination even if the Interested Shareholder were not otherwise required by law to disclose such information to stockholders of Aviall.

The final procedural requirement provides that the Interested Shareholder must supply Aviall with all information requested by the Continuing Directors pursuant to Article IX. Under Article IX, the Continuing Directors have the right to request information pertaining to the Interested Shareholder’s beneficial ownership of Voting Stock and other factual matters relating to the applicability and effect of Article IX.

Amendment of Certain Provisions of the Certificate of Incorporation and By-Laws

The Delaware Law provides that a corporation’s stockholders have the right to adopt, amend or repeal the corporation’s bylaws and, with the approval of the board of directors, the corporation’s certificate of incorporation. In addition, the Delaware Law provides that if a corporation’s certificate of incorporation so provides, the corporation’s bylaws may be adopted, amended or repealed by the corporation’s board of directors. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 75.0% of the voting power of the outstanding Voting Stock, voting as a single class, is required to amend provisions of the Certificate of Incorporation relating to (i) the prohibition of stockholder action by written consent in lieu of a meeting, (ii) the number, election and term of Aviall’s directors and (iii) the removal of Aviall’s directors. The Certificate of Incorporation further provides that the By-Laws may be amended by the Aviall Board or by the affirmative vote of the holders of at least

75.0% of the voting power of the outstanding Voting Stock, voting together as a single class. These 75.0% voting requirements will have the effect of making it more difficult for Stockholders of Aviall to amend the By-Laws or any of the provisions of the Certificate of Incorporation described above, even if a majority of the stockholders of Aviall believe that such amendment would be in their best interests. The affirmative vote of the holders of at least a majority of the outstanding shares of Voting Stock is required to amend all other provisions of the Certificate of Incorporation.

Antitakeover Legislation

Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the date on which such stockholder became an interested stockholder unless (i) prior to such date, the corporation’s board of directors has approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the corporation’s board of directors and by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15.0% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude Aviall from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage persons interested in acquiring Aviall to negotiate in advance with the Aviall Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Relationship of Article IX to Section 203

Each of Article IX and Section 203 should encourage persons interested in acquiring Aviall to negotiate in advance with the Aviall Board since the higher stockholder voting requirements imposed thereby would not be invoked if (i) in the case of Article IX, such person obtains the approval of a majority of the Continuing Directors for the proposed Business Combination and (ii) in the case of Section 203, such person, prior to acquiring 15.0% of Aviall’s voting stock, obtains the approval of the Aviall Board for such stock acquisition or for the proposed business combination transaction (unless such person acquires 85.0% or more of Aviall’s voting stock in such transaction, excluding certain shares). In the event of a proposed acquisition of Aviall, the interests of the stockholders of Aviall may be served by a transaction that results from negotiations based upon careful consideration of the proposed terms, such as the price to be paid to minority stockholders, the form of consideration paid and the tax effects of the transaction.

The protection afforded to any remaining stockholders by Section 203 is stronger in some respects than the protection that would be afforded by Article IX in situations in which both apply because, unless the requisite approval of the Aviall Board or stockholders of Aviall is obtained or the acquirer succeeds in obtaining at least 85.0% of Aviall’s voting stock in the initial transaction, Section 203 would prevent any of the specified business combination transactions which could be used by an acquirer to eliminate Aviall’s remaining stockholders, to use Aviall’s assets to finance its acquisition or to otherwise abuse its equity position from occurring for a period of three years thereafter. Alternatively, Article IX would merely require that the form of consideration, minimum price requirements and procedural requirements be satisfied.

In other situations, however, Article IX may provide more protection to stockholders of Aviall than that provided by Section 203. First, the term “business combination” is defined differently in Article IX that it is in Section 203 and, as a result, Article IX may afford protection to stockholders of Aviall in certain situations in which Section 203 would not apply. In addition, Article IX would apply to transactions with or for the benefit of any person (together with such person’s affiliates and associates) beneficially owning, directly or indirectly, 10.0% or more of the outstanding Voting Stock while Section 203 would only apply to transactions involving persons (together with their affiliates and associates) beneficially owning, directly or indirectly, 15.0% or more of the outstanding Voting Stock.

Second, although the constitutionality of Section 203 has so far been upheld in the courts, it is possible that a higher court might yet find Section 203 to be unconstitutional. If Section 203 were to be challenged and struck down as unconstitutional prior to or in connection with any acquisition of Aviall, Article IX would continue to afford its protections to the stockholders of Aviall.

Neither Article IX nor Section 203 will prevent a hostile takeover of Aviall. They may, however, make more difficult or discourage a takeover of Aviall or the acquisition of control of Aviall by a significant stockholder and thus the removal of incumbent management. Some stockholders of Aviall may find this disadvantageous in that they may not be afforded the opportunity to participate in takeovers which are not approved by the Continuing Directors but in which they might receive, for at least some of their shares, a substantial premium above the market price of such shares at the time of a tender offer or other acquisition transaction. Article IX should not prevent or discourage transactions in which the acquiring person is willing to negotiate in good faith with the Aviall Board and is prepared to pay the same price to all holders of each class of outstanding Voting Stock.”

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 6 to the Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereto duly authorized.

AVIALL, INC.

By:	/s/ Jeffrey J. Murphy

Name:	Jeffrey J. Murphy
Title:	Senior Vice President of Law and Human Resources, Secretary and General Counsel

January 6, 2004